Exhibit 99.8

CERTIFICATE OF AUTHOR
Robert James Leader

As a co-author of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated July 16, 2010, amended September 1st, 2010, I, Robert James Leader do hereby certify that:

1.	I carried out this assignment for Micon International Limited, Suite 205, 700 West Pender Street, Vancouver, BC, V6C 1G8, tel. (604) 647-6463, fax (604) 647-6455, e-mail jleader@micon-international.com

2.	I hold the following academic qualifications:

ACSM (First Class)	Camborne School of Mines - 1974
M.Sc. (Engineering)	Queens University, Kingston, Ontario - 1981

3.	I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #13896), I am a member in good standing of other technical associations and societies, including:
•	The Canadian Institute of Mining, Metallurgy and Petroleum
•	The Institute of Materials, Minerals and Mining (IOM3), UK

4.	I have worked as a mining engineer in the minerals industry for 35 years.

5.	I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years working as a mining engineer on a base metal underground mine, and over 15 years as a senior mining engineer and consultant carrying out reserves estimates and mine planning and design for diverse mining projects both underground and open pit;

6.	I have had no prior involvement with the mineral properties in question.

7.	I have not visited the Monterde property.

8.	As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101, other than providing consulting services;

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in accordance with the instrument.

11.	I am responsible for the preparation of Sections 18.15.1 and 18.15.4 of the Technical Report dated 16 July, 2010, amended 1 September, 2010, entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality,Chihuahua State, Mexico”.

Dated this 1st day of September, 2010

“Robert J. Leader” {signed and sealed}

Robert J. Leader, M.Sc., P.Eng.